UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MAJESTIC OIL & GAS INC.
                     -------------------------------------
                                (NAME OF ISSUER)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    560748105
                                   -----------
                                 (CUSIP NUMBER)


                                Patrick Montalban
                      P.O Box 488 Cut Bank, Montana 59427

                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 29, 2006
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Patrick Montalban
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|2|

CHECK THE APPROPRIATE BOX IF A MEMBER OF A PRESS *

(a)|_|
(b)|_|
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|3|

SEC USE ONLY

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|4|

SOURCE OF FUNDS*

PF
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|5|

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|
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|6|

CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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|7|

SOLE VOTING POWER

4,600,000
--------------------------------------------------------------------------------
|8|

SHARED VOTING POWER

N/A
--------------------------------------------------------------------------------
|9|

SOLE DISPOSITIVE POWER

4,600,000
--------------------------------------------------------------------------------
|10|

SHARED DISPOSITIVE POWER

N/A
--------------------------------------------------------------------------------
|11|

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,600,000
--------------------------------------------------------------------------------
|12|

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
--------------------------------------------------------------------------------
|13|

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72%
--------------------------------------------------------------------------------
|14|

TYPE OF REPORTING PERSON *

IN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of MAJESTIC OIL & GAS INC. The principal executive offices of MAJESTIC OIL & GAS INC. are located at P.O Box 488 Cut Bank, Montana 59427.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Patrick Montalban. Mr. Montalban's business address is P.O Box 488 Cut Bank, Montana 59427. Mr. Montalban is a Director and the President of MAJESTIC OIL & GAS INC.

(d)-(e) During the last five years, Mr. Montalban: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Montalban is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

At formation, we issued 3,000,000 shares of its common stock to Patrick M. Montalban, our President, CEO and director for his work in the formation and organization.

On July 1, 2004, we acquired 100% of the outstanding stock of Grizzly Energy, Inc. from Altamont Oil & Gas, Inc., an entity related through common ownership and management. Grizzly Energy, Inc. was acquired in a stock-for-stock exchange where 100% of the outstanding shares of Grizzly Energy, Inc. were acquired for 1,600,000 shares of the Company. Grizzly Energy, Inc. owns a 25% working interest in the State 36-1 well, a producing gas well in Pondera County, Montana.

ITEM 4. Purpose of Transaction

Mr. Montalban individually, acquired the securities of MAJESTIC OIL & GAS INC. for investment purposes. Depending on general market and economic conditions affecting MAJESTIC OIL & GAS INC. and other relevant factors, Mr. Montalban may purchase additional securities of MAJESTIC OIL & GAS INC. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Montalban does not have any plans or proposals which relate to or result in:

 (a) the acquisition by any person of additional securities of Majestic, or the disposition of securities of Majestic;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving MAJESTIC OIL & GAS INC.

(c) a sale or transfer of a material amount of assets of Majestic Oil & Gas or any of its subsidiaries;

(d) any change in the present board of directors or management of Majestic Oil & Gas, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Majestic Oil & Gas, Inc.;

(f) any other material changes in Majestic Oil & Gas Inc.'s business or corporate structure;

(g) changes in Majestic Oil & Gas Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Majestic Oil & Gas by any person;

(h) causing a class of securities of Majestic Oil & Gas Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Majestic Oil & Gas Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

 (a) Patrick Montalban beneficially owns 4,600,000 shares of Common Stock, no par value, of Majestic Oil & Gas, Inc. The shares of Common Stock beneficially owned by Mr. Montalban constitute approximately 72% of the total number of shares of common stock of Majestic Oil & Gas, Inc. Applicable percentages are based upon 6,240,000 shares of common stock outstanding as of December 29, 2006.

(b) Mr. Montalban has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Montalban.

(c) Mr. Montalban acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Montalban.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 2006

By: /s/ Patrick Montalban
-----------------------------
Patrick Montalban